

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
144-53 72nd Drive
Flushing, NY 11367

> **Re: Zev Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 26, 2015**
> **File No. 333-205271**

Dear Mr. Turetsky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We note that you have minimal assets, no revenues to date and appear to have no or nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities

Act of 1933 for resales of restricted securities, including on page 17. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

3. Please revise throughout to provide consistency and clarity for your estimated expenses. In this regard, we note that on page 1 you state that you expect $50,000 in costs for one year to be a reporting company, yet on page 9 you state that you expect $20,000 in costs annually to satisfy reporting obligations. Similarly, on page 5 you state that the minimum cost to develop your business plan will be $40,000, yet on page 6 you state that a minimum of $100,000 will be necessary to operate for one year.

Risk Factors, page 4

Risks Related to the Company, page 4

4. We note your disclosure on page 1 that a key element of your business plan is the ability to purchase sporting event tickets "in bulk directly from primary ticket vendors such as Ticketmaster." It appears that primary ticket vendors such as Ticketmaster limit ticket purchases to a specified number of tickets for each event, known as a "ticket limit," which can be as strict as two per household. Please add a risk factor discussing the potential effect that these "ticket limits" may have on your business. In addition please revise references to buying in "bulk" on pages 1 and 15 to explain how such purchases will be possible in light of these limitations. In the alternative please tell us why such revisions are not necessary.

5. Please add a risk factor discussing the risk that you may not be successful at selling tickets you purchase at a markup above the price you paid, or please tell us why such disclosure is not necessary. We note throughout the prospectus that you appear to take as a given that you will be able to sell at a markup.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: William Eilers
        Eilers Law Group, P.A.